Exhibit 7

November 16, 2021

The Board of Directors

R.R. Donnelley & Sons Company

35 West Wacker Drive

Chicago, Illinois 60601

Ladies and Gentlemen:

Chatham Asset Management, LLC (together with its affiliates, “we” or “Chatham”), the largest stockholder and debtholder of R.R. Donnelley & Sons Company (“RRD” or the “Company”), is hereby submitting a firm, fully-financed all-cash offer to acquire all of the common stock of RRD not already owned by Chatham at a price equal to $9.10 per share. This offer is supported by a debt commitment letter led by Jefferies Finance LLC in an aggregate amount of up to $1.675 billion (the “Debt Commitment Letter”) and a capital commitment letter from Chatham in an amount of $100 million (the “Capital Commitment Letter”), copies of which are attached to this letter. Our offer also commits, immediately prior to the closing of the transaction, to rollover all shares of common stock of RRD beneficially owned by Chatham, having a value of approximately $99.4 million based on our proposed purchase price of $9.10 per share, and equitize and/or subordinate into PIK instruments up to $748.4 million of the aggregate principal amount of RRD’s outstanding notes which Chatham currently owns – which represents approximately 53.9% of RRD’s outstanding notes.1 To the extent the termination fee and expense reimbursement (the “Atlas Break-up Fee”) payable under the Agreement and Plan of Merger executed on November 3, 2021 between the Company and affiliates of Atlas Holdings LLC (“Atlas”) is eliminated, as further discussed below, we are prepared to increase our offer to $9.34 per share.

Despite the Company’s lack of good faith engagement with us, including by refusing to allow us to increase our original offer to acquire the Company before executing a definitive agreement with Atlas that includes a hefty termination fee, or undertake any due diligence without signing a punitive non-disclosure agreement designed to make us surrender some of our most fundamental rights as a stockholder, Chatham’s offer to acquire RRD is superior, by any measure, to Atlas’ offer to acquire RRD for $8.52 per share. Our offer is worth approximately $47.9 million to $67.9 million more than Atlas’ proposed offer, depending on the elimination of the Atlas Break-up Fee, and is not conditioned on any further diligence.

Attached to this letter is also an executed copy of a merger agreement (the “Chatham Merger Agreement”) for the Company’s countersignature. Other than for changes relating to our financing, the Chatham Merger Agreement is substantially the same as the merger agreement signed by Atlas, except the Chatham Merger Agreement is more stockholder friendly in that we have eliminated a termination fee should our agreement be terminated for any reason. We are also prepared to fund the full Atlas Break-up Fee to the extent it is not eliminated before the Company terminates its agreement with Atlas. In addition, attached to this letter is an executed copy of a voting agreement (the “Voting Agreement”) executed by certain affiliates of Chatham, pursuant to which such affiliates have agreed to vote all shares of RRD common stock beneficially owned by Chatham to approve the Chatham Merger Agreement.

[1]	Since October 12, 2021, Chatham has increased its debt ownership position by $172.8 million.

While we are excited to acquire RRD, we remain deeply troubled by the Board of Directors’ (the “Board”) conduct to date. Despite years of underperformance, the Board has responded with a series of defensive measures to our attempts at constructive engagement that, in our view, will prevent stockholders from achieving a higher, all-cash bid for their stock. From the Company’s spin-off of Donnelly Financial and LSC Communications in 2016 through the last trading day prior to Chatham’s October 12, 2021 public offer to acquire the Company at $7.50 per share, RRD’s common stock had plummeted approximately 79%, while the S&P 500 and Russell 2000 gained approximately 101% and 77%, respectively. Rather than meaningfully engage with us to address this substantial underperformance, the Board chose to unilaterally adopt and renew, without stockholder approval and against the recommendation of Institutional Shareholder Services, a leading shareholder advisory firm, a two-tier poison pill with provisions that threatened to penalize Chatham and other stockholders for wanting to engage more actively with management and the Board or speak with each other in order to protect their investment.

More recently, following our original proposal to acquire the Company in October 2021, the Board seemingly rushed to secure a deal with Atlas without publicly inviting other bids or contacting Chatham to increase its original bid, despite at the time having substantially negotiated a non-disclosure agreement with Chatham that could have brought us into the process. When Chatham learned through a leaked story to the Wall Street Journal that RRD was ready to sign a definitive agreement with Atlas, Chatham quickly resubmitted a revised offer to acquire the Company for between $9.00 and $9.50 per share. Yet, once again, the Company moved forward to announce the signing of a definitive agreement with Atlas that was $39.6 to $80.9 million less in aggregate consideration than Chatham’s revised offer and included termination fee and expense reimbursement provisions that could cost the Company’s stockholders as much as another $28 million in aggregate consideration. In our view, the sole purpose for these actions, which deprive stockholders of value that is rightfully theirs, is to avoid having Chatham acquire the Company.

Since the execution of the Atlas deal, the Company has refused to sign a non-disclosure agreement with Chatham that does not result in Chatham surrendering important rights as a stockholder to take its offer directly to stockholders or voice its objections at any stockholder meeting called to approve the Atlas transaction. Despite the Board’s claims that it wishes to bring Chatham into the sale process in its most recent public letter on November 12, 2021, the Board’s price of admission is too high to pay, particularly given the Board’s bad faith engagement to date. We also contend that the Company is using its poison pill to deprive stockholders of a higher value for their shares, in that the Board has exempted Atlas from its terms but have refused to do the same for Chatham, thereby preventing Chatham from undertaking any unsolicited tender offer without triggering the distribution of rights and potentially diluting Chatham’s equity stake.

To remedy this disparate treatment and to ensure a level playing field, Chatham has filed a lawsuit in the Delaware Court of Chancery against the members of the Board and Atlas seeking equitable relief sufficient to ensure a reasonable sale process aimed at maximizing stockholder value. Specifically, Chatham is requesting that the Court declare the Atlas Break-up Fee unenforceable, cause the Company to redeem the poison pill and waive certain provisions of Delaware law that could prevent Chatham from taking its offer directly to stockholders. A copy of the complaint is attached to this letter.

While we had hoped to participate in the Company’s sales process, we believe the Board has demonstrated it will take every action to prevent Chatham from acquiring RRD, even at the expense of stockholders. Our lawsuit is designed to ensure the Board fulfills its fiduciary duties and holds them accountable in the event the Board continues to favor one bidding party over another to the detriment of stockholders.

Given our superior proposal and strength of our legal claims, we trust the Board will want to immediately reevaluate its conduct to date and execute the Chatham Merger Agreement expeditiously. Assuming the Board is interested and willing to reengage with us in good faith, we are happy to discuss all available options – including potentially converting the structure of our offer from a merger transaction to a tender offer in order to accelerate the timeline.

In accordance with the Atlas merger agreement, we understand that the Company will need to give Atlas time to increase its bid. As time is of the essence, we trust the Company will move quickly in this regard. We note that our offer and all executed agreements attached to this letter, including the Chatham Merger Agreement, the Voting Agreement, the Debt Commitment Letter and the Capital Commitment Letter, will expire at 5:00 p.m. ET on December 9, 2021 unless we receive a countersigned copy of the Chatham Merger Agreement from the Company prior to such time. We look forward to hearing from you.

Sincerely,

/s/ Anthony Melchiorre
Anthony Melchiorre
Managing Member